Exhibit 99.1

ENTRÉE GOLD REPORTS ON THIRD QUARTER 2012

Vancouver, B.C., November 14, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended September 30, 2012.

Greg Crowe, President and CEO commented, "During this most recently completed quarter, we focused on preparing a Preliminary Economic Assessment for our Ann Mason deposit in Nevada and completing our Shivee West work program in Mongolia.  We reached a major milestone when we announced the results of our first economic valuation of Ann Mason subsequent to quarter end, on October 24, 2012.  In Mongolia, a power purchase agreement between Oyu Tolgoi LLC (“OTLLC”) and the Inner Mongolia Power Corporation has been completed and commencement of phase 1 commercial production at Oyu Tolgoi is expected in the coming months.”

Highlights for the quarter ended September 30, 2012 and beyond include:

Mongolia

Lookout Hill Joint Venture

Development of the Oyu Tolgoi mining complex continues at a rapid pace, with Turquoise Hill Resources announcing on November 5, 2012, that OTLLC has signed a binding power purchase agreement with the Inner Mongolia Power Corporation.  Phase 1 construction is essentially complete and Oyu Tolgoi in now on the verge of commercial production.  First development ore from the Southern Oyu open pits has been delivered to the crusher, and commissioning of the plant is in progress.  As this project advances, the Company looks forward to development production from the Lift 1 underground operations on the Entrée-OTLLC joint venture ground expected as early as 2015.

Entrée’s joint venture partner, OTLLC, continues to explore various targets on the Entrée-OTLLC joint venture ground.  One diamond drill is currently operating north of the Hugo North Extension deposit along the OT Trend.

Shivee West

Entrée has identified two gold zones, Zone III and the Argo Zone, on its 100% owned ground.  Trenching in 2012 has confirmed and expanded the mineralization discovered last year by reverse circulation (“RC”) drilling, returning up to 81.4 grams/tonne gold over 3 metres within a broader mineralized zone approximately 400 metres long by 130 metres wide.  The Argo Zone mineralization is near surface and warrants further exploration.

USA

Ann Mason, Nevada

Entrée’s second major asset is the Ann Mason Project in the Yerington district of Nevada.  The project is well located close to major infrastructure and in a low-risk, mining friendly jurisdiction.

On October 24, 2012, the Company announced the results of a positive Preliminary Economic Assessment (“PEA”) for its 100%-owned Ann Mason copper-molybdenum porphyry deposit in Nevada.  Ann Mason is expected to yield a base case, pre-tax, 7.5% net present value ("NPV7.5") of $1.11 billion and an internal rate of return ("IRR") of 14.8%, using assumed copper, molybdenum, gold and silver prices of $3.00/lb, $13.50/lb, $1,200/oz and $22/oz, respectively.  Using October 15, 2012 spot commodity prices of $3.71/lb copper, $10.43/lb molybdenum, $1,736/oz gold and $33.22/oz silver, the pre-tax NPV7.5 and IRR increase to $2.54 billion and 22.9%, respectively. Preliminary metallurgical test results from Ann Mason are very encouraging and indicate potential for a high quality copper concentrate with no deleterious elements.

The PEA envisions an open pit and conventional sulphide flotation milling operation with an initial 24 year mine life.  Over the life of mine, Ann Mason is estimated to produce an annual average of 214 million pounds of copper at total cash costs per pound sold, net of by-product sales, of $1.46 per pound copper (see “non-U.S. GAAP performance measures” below). The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Entrée reported the first resource estimate for the Blue Hill copper deposit, located 1.5 kilometres northwest of the Ann Mason copper-molybdenum porphyry deposit, on October 29, 2012. Combined inferred oxide and mixed resource categories total 72.13 million tonnes (“Mt”) averaging 0.17% copper (at a 0.10% copper cut-off), or 277.5 million pounds of copper.  The underlying inferred sulphide resource is estimated to contain 49.86 Mt averaging 0.23% copper at a 0.15% copper cut-off.

Preliminary metallurgy suggests the oxide and mixed copper mineralization at Blue Hill is amenable to low-cost, heap leach and solvent extraction/electrowinning processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery (refer to News Release dated July 26, 2012).  The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

Other high-priority targets on the Ann Mason Project require further exploration and development.  In the Blackjack area, induced polarization and surface copper oxide exploration targets have been identified and provide new targets for drill testing.  The area between Ann Mason and Blue Hill also remains highly prospective and underexplored.

Corporate Summary

For the three months ended September 30, 2012, net loss decreased to $1,899,158 compared to a net loss of $3,506,238 in the three months ended September 30, 2011.  During the three months ended September 30, 2012, Entrée incurred lower operating expenditures, primarily from decreased exploration expenses on the Ann Mason Project, relative to the three months ended September 30, 2011.  In addition to these decreased operating expenditures, the Company recorded a deferred income tax recovery in the period and decreased losses from equity investee resulting from a decreased loss from the Entrée-OTLLC joint venture.

SELECTED FINANCIAL INFORMATION

	As at September 30, 2012 (US$)	As at September 30, 2011 (US$)
Working capital (1)	6,735,338	10,321,520
Total assets	67,327,578	64,897,779
Total long term liabilities	12,939,869	13,727,938
(1)	Working Capital is defined as Current Assets less Current Liabilities

The Company’s Interim Financial Statements and accompanying management’s discussion and analysis for the quarter ended September 30, 2012 and its Annual Information Form for the year ended December 31, 2011 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Unless otherwise noted, all figures in this news release are reported in United States dollars.

"Cash Costs" is a non-U.S. GAAP Performance Measurement.  This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America.  This performance measure does not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, and a Qualified Person as defined by NI 43-101, has approved the technical information in this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining complex in Mongolia, Entrée Gold has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Phase 1 is on the verge of production, and Entrée Gold could see first development production from the joint venture ground as early as 2015.

In addition to being on the path to production in Mongolia, Entrée Gold has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Rio Tinto and Turquoise Hill Resources (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill Resources, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the estimation of mineral resources, the realization of mineral resource estimates, commencement of future mineral production, costs of production and capital expenditures, the availability of project financing, potential size of a mineralized zone, potential expansion of mineralization, the timing and results of future resource estimates, potential type(s) of mining operation, amount or timing of proposed production figures, potential metallurgical recoveries and grades, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies, uses of funds and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, silver and molybdenum and foreign exchange rates will remain relatively stable; the effects of general economic conditions, including inflation; future actions by Rio Tinto, Turquoise Hill Resources, joint venture partners and government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; joint venture risks; actual results of current exploration activities; changes in project parametres as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 and the Company’s most recent Management’s Discussion and Analysis filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under the Securities Exchange Commission’s Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this news release containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.